UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August, 2020
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of SFL Corporation Ltd., (NYSE: SFL) (“SFL” or the “Company”), dated August 10, 2020, advising that the 2020 Annual General Meeting of the Company will be held on August 31, 2020. Exhibit 2 is a copy of the associated Notice of Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD.

Date:	August 31, 2020	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	SFL Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL – Notice of Annual General Meeting 2020

Press release from SFL Corporation Ltd. - August 10, 2020.

SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”) advises that the 2020 Annual General Meeting of the Company will be held on August 31, 2020. A copy of the Notice of Annual General Meeting and associated information including the Company’s Annual Report on Form 20-F can be found on the Company’s website at www.sflcorp.com and in the attached links below.

August 10, 2020

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

About SFL
SFL has a unique track record in the maritime industry and has paid dividends every quarter since its initial listing on the New York Stock Exchange in 2004. The Company’s fleet of more than 80 vessels is split between tankers, bulkers, container vessels and offshore drilling rigs. SFL’s long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time. More information can be found on the Company’s website: www.sflcorp.com

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC’s petroleum production levels and world wide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports.

EXHIBIT 2

SFL CORPORATION LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
AUGUST 31, 2020

NOTICE IS HEREBY given that the Annual General Meeting of the Shareholders of SFL Corporation Ltd. (the “Company”) will be held on August 31, 2020 at 10:00 a.m. (local time) at Par-la-Ville Place, 4th Floor, 14 Parla-Ville Road, Hamilton Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:

To receive and adopt the consolidated financial statements of the Company for the year ended December 31, 2019.

To consider the following Company proposals:

1.To set the maximum number of Directors to be not more than eight.

2.To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorised to fill such vacancies as and when it deems fit.

3.To re-elect Kathrine Fredriksen as a Director of the Company.

4.To re-elect Gary Vogel as a Director of the Company.

5.To re-elect Keesjan Cordia as a Director of the Company.

6.To re-elect James O’Shaughnessy as a Director of the Company.

7.To re-elect Ole Hjertaker as a Director of the Company.

8.To approve the increase of the Company’s authorized share capital from US$2,000,000 to US$3,000,000 by the authorisation of an additional US$1,000,000 divided into common shares of US$0.01 par value each.

9.To re-appoint Moore Stephens, P.C. as auditors and to authorise the Directors to determine their remuneration.

10.To approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$800,000 for the year ended December 31, 2020.

By Order of the Board of Directors

James Ayers
Secretary

Hamilton, Bermuda

10 August 2020

Notes:

1.The Board of Directors has fixed the close of business on July 17, 2020, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.

2.No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

3.Each of the resolutions set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.

4.A Form of Proxy is enclosed for use by holders of shares held through the Norwegian VPS share register in connection with the business set out above.

5.Shareholders whose shares are held on the Norwegian VPS share register may view the Company’s audited financial statements included in its Annual Report on Form 20-F on its website, www.sflcorp.org

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING”) OF SFL CORPORATION LTD. TO BE HELD ON AUGUST 31, 2020.

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Bermuda Companies Act 1981, the audited consolidated financial statements of the Company for the year ended December 31, 2019 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The Company’s audited consolidated financial statements contained in our Annual Report on Form 20-F are available on our website at www.sflcorp.com. Shareholders can request a hard copy free of charge upon request by contacting us via our website: https://www.sflcorp.com/contact or alternatively writing to us at: PO Box HM 1593, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08 Bermuda.

COMPANY PROPOSALS

PROPOSALS 1 & 2 – MAXIMUM NUMBER OF DIRECTORS AND VACANCIES IN THE NUMBER OF DIRECTORS

It is proposed, in accordance with Bye-law 82, that the maximum number of Directors is eight. It is further proposed, in accordance with Bye-law 82, vacancies in the number of Directors be designated casual vacancies and that the Board of Directors be authorised to fill such casual vacancies as and when it deems fit. Any director appointed to fill such a casual vacancy shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected.

PROPOSALS 3, 4, 5, 6 and 7 - ELECTION OF DIRECTORS

The Board has nominated the five persons listed below for selection as Directors of the Company. Mr. Vogel, Mr. O’Shaughnessy, Mr. Cordia, Ms. Fredriksen and Mr. Hjertaker are presently members of the Board of Directors. Bert Bekker, who is currently a Director, is not standing for re-election. Mr. Vogel, Mr. Cordia and Mr. O’Shaughnessy who will constitute a majority of the Board if elected, meet the independence standards for directors established by the New York Stock Exchange and the United States Securities and Exchange Commission.

As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his election or until his successor is elected.

Nominees For Election To The Company's Board Of Directors

Information concerning the nominees for Directors of the Company is set forth below:

Name	Age	Director Since	Current position with the Company
Kathrine Fredriksen	36	2020	Director
Gary Vogel	54	2016	Director
Keesjan Cordia	45	2018	Director
James O’Shaughnessy Ole Hjertaker	56	2018 2019	Director Director

James O'Shaughnessy has been a Director of the Company since September 2018. Mr. O'Shaughnessy served as an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited up to March 26, 2019. Prior to that Mr. O'Shaughnessy has amongst others served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O'Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland and is both a Fellow of the Institute of Chartered Accountants of Ireland and an Associate Member of the Chartered Insurance Institute of the UK. Mr. O'Shaughnessy earned a Master's Degree in Accounting from University College Dublin. Mr. O'Shaughnessy also serves as a director of Frontline, Golden Ocean and Archer Limited.

Kathrine Astrup Fredriksen has been a Director of the Company since February 2020. Ms. Fredriksen serves as Member of the Management Committee of Seatankers Consultancy Services UK Ltd and has served as a board member of Norwegian Property since 2016. She has previously been on the boards of Seadrill, Golar LNG, Frontline and Deep Sea Supply. Through her role at Seatankers Consultancy Services UK Ltd, she provides consulting services on all group investments and is intrinsically involved in the administration of the organization. Kathrine is educated at the European Business School in London.

Gary Vogel has served as a director of the Company since December 2016. Mr Vogel is the Chief Executive Officer and a director of Eagle Bulk Shipping Inc (NASDAQ: EGLE), a U.S. listed owner and operator of dry bulk vessels. He has worked extensively both in the dry bulk market and private capital markets, and was previously the Chief Executive Officer of Clipper Group in Denmark.

Keesjan Cordia has been a Director of the Company since September 2018. Mr. Cordia is a private investor with a background in Economics and Business Administration. Mr. Cordia holds several board and advisory board positions in the Oil & Gas Industry, among which: board member of Workships group B.V (2006), board member of Combifloat B.V (2013) and board member of Kerrco Inc (2017). He recently became Chairman of the board of Oceanteam ASA (April 2018). From 2006-2014 he was CEO at Seafox (Offshore Services). Mr. Cordia is founder and Managing Partner of Invaco Management B.V., an investment firm based in Amsterdam. He is also an advisor to Parcom Capital and member of the investor committee of Connected Capital, both private equity firms. Mr. Cordia also serves as a director of Northern Drilling Ltd.

Ole B. Hjertaker has been a Director of the Company since October 2019. Mr. Hjertaker has served as Chief Executive Officer of SFL Management AS since July 2009, prior to which he served as Chief Financial Officer from September 2006. Mr. Hjertaker also served as Interim Chief Financial Officer of SFL Management AS between July 2009 and January 2011. Prior to joining SFL, Mr. Hjertaker was employed in the Corporate Finance division of DNB NOR Markets, a leading shipping and offshore bank. Mr. Hjertaker has extensive corporate and investment banking experience, mainly within the maritime/transportation industries, and holds a Master of Science degree from the Norwegian School of Economics and Business Administration. Mr. Hjertaker also serves as a director of NorAm Drilling Company AS, or NorAm Drilling.

PROPOSAL 8 - TO APPROVE THE INCREASE IN THE COMPANY’S AUTHORISED SHARE CAPITAL

The authorised share capital of the Company is US$2,000,000 consisting of 200,000,000 common shares, par value US$0.01 each of which 119,398,179 common shares are in issue. At the Meeting the Board will ask the shareholders to approve the increase of the Company’s authorised share capital from US$2,000,000 to US$3,000,000 by the authorisation of an additional US$1,000,000 divided into common shares of US$0.01 par value each.

PROPOSAL 9 – RE-APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Board will ask the shareholders to approve the re-appointment of Moore Stephens, P.C. as the Company's independent auditors and to authorise the Board of Directors to determine the auditors’ remuneration.

Audit services provided by Moore Stephens, P.C. in fiscal year 2019 included the examination by Moore Stephens, P.C. of the consolidated financial statements of the Company and its subsidiaries. All services rendered by the independent auditors are subject to pre-approval and review by the Audit Committee.

PROPOSAL 10 – TO APPROVE DIRECTORS’ FEES

At the Meeting, the Board will ask the shareholders to approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$800,000 for the year ended December 31, 2020.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.

By Order of the Board of Directors

James Ayers
Secretary

Hamilton, Bermuda

10 August 2020